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                             December 27, 2022

       David Klein
       Chief Executive Officer
       Canopy Growth Corporation
       1 Hershey Drive
       Smiths Falls, Ontario, K7A 0A8

                                                        Re: Canopy Growth
Corporation
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed December 12,
2022
                                                            File No. 001-38496

       Dear David Klein:

              We have reviewed your December 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 12, 2022 letter.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       Letter to Shareholders, page i

   1. Revise the second paragraph of the Overview section of the letter to clarify what it means
                                                        to    accelerate entry
into the U.S. Cannabis market.    With reference to your disclosures on
                                                        pages 13, 26 and
elsewhere, please revise to explain that the newly formed Canopy USA entity would acquire
U.S. cannabis businesses that engage in the cultivation, processing and/or distribution of
cannabis in the United States, which violates U.S. federal laws.
   2. We note your revised disclosure in response to prior comment 2 and reissue the comment with respect to the
purpose(s) of the new class of Exchangeable Shares. Clarify why it is important to give all
Canopy shareholders the opportunity to    self-assess their level of
                                                        comfort with the
Company   s exposure to the United States cannabis market.    With
                                                        reference to the
disclosure in the second paragraph on page 27, it is unclear whether the
 David Klein
FirstName LastNameDavid
Canopy Growth   CorporationKlein
Comapany27,
December  NameCanopy
              2022      Growth Corporation
December
Page 2    27, 2022 Page 2
FirstName LastName
         new class of securities is designed to reduce legal risks to shareholders.
3. Please revise the third paragraph of the Overview to explain why it is prudent to provide institutional shareholders, such as Constellation, with the option to convert their Shares into Exchangeable Shares. With reference to your response to prior comment 26, please
         identify the    regulatory compliance    sought by Constellation and
the    regulatory reasons
         that might force a Canopy shareholder to divest their equity interest in the company. In this regard, it should be clear whether institutional shareholders face different or enhanced risks as compared to retail investors.
4. We note your responses to prior comments 6 and 26. Please clarify your disclosure in the third paragraph of the Overview section by explaining, if true, that Nasdaq has stated its objection to your plan to consolidate the financial results of Canopy USA in the event that
         Canopy USA closes on the acquisition of Wana, Jetty or the Fixed Shares of Acreage because listed companies that consolidate revenues from activities that violate federal law cannot continue to list on Nasdaq. Given that these acquisitions are conditioned on shareholder approval of the Amendment Proposal, highlight that shareholder approval of the Amendment Proposal could facilitate the delisting of your common shares from
         Nasdaq and describe briefly the negative consequences resulting from such delisting.
5.       We note references to your    interpretation of U.S. law    in the
third and fourth paragraphs
         of the Overview section of the letter; however, you do not state clearly your interpretation or explain how that interpretation relates to the steps you are taking and the decisions that shareholders will make when voting on the Amendment Proposal and determining whether to convert their common shares to exchangeable shares.
6. Please revise the disclosure at the bottom of page i and top of page ii to explain briefly the degree of control that Canopy will have over the Canopy USA entity and its US cannabis operations. With reference to your response to prior comment 28 and your disclosure on page 18, please explain that Canopy has power over Canopy USA even though Canopy does not have the ability to direct the business operations or activities of Canopy USA while it holds Non-Voting Shares. Clarify that Canopy USA managers do not have any fiduciary duties to the Canopy shareholders.
7. We re-issue prior comment 4. We note your statements here and elsewhere that this strategy will enable you to realize value in the near term. We further note your disclosure elsewhere that Canopy's Non-Voting Shares of Canopy USA do not carry voting rights, rights to receive dividends or other rights. Please revise your disclosure here and throughout, where appropriate, to further explain how this strategy will enable you to realize value in the near term. Also, explain how the disclosure is consistent with your disclosure that you will have "no economic interest" in Canopy USA. In your revisions, please also explain whether Canopy USA will have the ability to dividend funds to
         Canopy while the Non-Voting Share structure is in place, and whether Canopy will have the ability or obligation to provide funds to Canopy USA.
8.       We re-issue prior comment 5. We note your statements here and throughout your
 David Klein
FirstName LastNameDavid
Canopy Growth   CorporationKlein
Comapany27,
December  NameCanopy
              2022      Growth Corporation
December
Page 3    27, 2022 Page 3
FirstName LastName
         document describing the highlights and potential benefits of your strategy. Please clearly clarify throughout whether you believe you can realize the benefits of this strategy while cannabis remains federally illegal in the U.S.
Structure of Canopy USA, page 17

9. We note your responses to prior comments 19 and 23. Please provide us copies of the
         Protection Agreement and the Canopy USA Operating Agreement.
Reasons for the Transaction and Recommendation of the Board, page 22

10. We note your response to prior comment 24. Please revise to present net income (loss). To the extent that gross profit is a non-GAAP measure, please either remove this measure or provide a reconciliation.
Exchangeable Shares, page 24

11. Please revise to disclose whether the Exchangeable Shares will be certificated and whether holders can sell or transfer them.
Cannabis is a controlled substance in the United States..., page 26

12.      Your disclosure indicates that you believe that Canopy    currently
complies with all
         applicable laws and regulations. Please expand the risk factor disclosure to clarify in the event that Canopy USA acquires the U.S. entities whether you believe
(i) Canopy would
         continue to comply with all applicable laws and regulations and (ii) Canopy USA would comply with all applicable laws and regulations.
Risk Factors Relating to the Amendment Proposal, page 26

13.      We note the disclosure on page i explaining that the reorganization
provides an    economic
         and voting barrier    between: (i) Canopy and Canopy USA and (ii)
Canopy shareholders
         and Canopy USA. We also note your reference to a    protective layer
 on pages ii and 22.
         With a view to disclosure, please tell what basis, if any, there is to believe that the economic and voting barriers will reduce legal risk to (i) Canopy and
(ii) Canopy holders
         who elect to convert their common shares into exchangeable shares. In your response, please discuss relevant laws and legal precedent.
General

14. We note your response to prior comment 26. However, we do not agree with your conclusion that Rule 13e-3 does not apply to the Amendment Proposal. In this regard, both 13e-3(a)(3)(i)(C) and 13e-3(a)(3)(ii)(B) are applicable. Accordingly, please comply with all requirements of Rule 13e-3, including the filing of a
Schedule 13E-3. In addition,
         we note that safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with Rule 13e-3 transactions. Refer to Question 117.05 of the Going Private Transactions, Exchange Act
 David Klein
Canopy Growth Corporation
December 27, 2022
Page 4
      Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26,
      2009) available at www.sec.gov. Please revise your disclosure on pages 1-2 accordingly.
15.   We note your response to prior comment 29. However, we do not agree that
Item 13 and
      Item 14 information with respect to the Wana and Jetty acquisitions is inapplicable to these circumstances. Please note that the situation described in Note A of Schedule 14A is presented as an example only; it is not intended to limit the extent to which Note A may apply. In this regard, Note A's application is not limited to circumstances where the approval is required to consummate the acquisition. Rather, it applies when the matter to be acted on involves other matters with respect to which information is called for by other items in Schedule 14A. Here, your disclosure indicates that shareholder approval of the
      Amendment Proposal is expected to enable Canopy USA to acquire Jetty and Wana, which directly implicates Item 13 and Item 14. Accordingly, please revise to provide all information required by Item 13 and Item 14 of Schedule 14A for these acquisitions.
16. Please provide us with your detailed legal analysis why the offer and sale of the
      Exchangeable Shares are not required to be registered under the Securities Act.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Klein
                                                            Division of
Corporation Finance
Comapany NameCanopy Growth Corporation
                                                            Office of Life
Sciences
December 27, 2022 Page 4
cc:       Yariv Katz
FirstName LastName